Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the registrar and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on September 30, 2022, 11:00 a.m., with the purpose to:

Item	Description	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, considering the period ended as of June 30, 2022:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report on the net book equity of Banco Itaucard S.A.'s to be merged with and into the Company:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476
3	Resolve on the appraisal report, based on the balance sheet of Banco Itaucard S.A. as of June 30, 2022:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476
4	Resolve on the merger of the spun-off portion of Banco Itaucard S.A. and its merger with and into the Company, without increasing the Company's capital stock:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476
5	Authorize the Company's managers, as provided for in its Bylaws, to take all actions and sign all documents necessary to implement and formalize the resolutions:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476
6	Amend the Bylaws, notably Article 2 thereof, to update the Company's corporate purpose in light of the merger of the spun-off portion of Banco Itaucard S.A. and the consequent absorption of its activities:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476
7	Amend the Bylaws, notably Article 9, in item 91. changing the maximum number of members of the Executive Board, from 05 (five) to 35 (thirty-five) members:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476
8	Consolidate the Bylaws to reflect the amendment mentioned in the previous itens:	Approve	22,786,583	99.74524
		Reject	0	0.00000
		Abstain	58,200	0.25476

São Paulo-SP, September 28, 2022.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence